Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

The following is a transcript of a presentation by Edward H.  Bastian, President and Chief Financial Officer of Delta at the 2008 Calyon Securities U.S. Airline Conference on September 18, 2008.

Statements in the following presentation that are not historical facts, including statements regarding our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the estimates, expectations, beliefs, intentions, projections and strategies reflected in or suggested by the forward-looking statements.  These risks and uncertainties include, but are not limited to, the cost of aircraft fuel; the impact that our indebtedness will have on our financial and operating activities and our ability to incur additional debt; the restrictions that financial covenants in our financing agreements will have on our financial and business operations; labor issues; interruptions or disruptions in service at one of our hub airports; our increasing dependence on technology in our operations; our ability to retain management and key employees; the ability of our credit card processors to take significant holdbacks in certain circumstances; the effects of terrorist attacks; and competitive conditions in the airline industry.

Forward-looking statements in the presentation that relate to our proposed merger transaction with Northwest Airlines Corporation include, without limitation, our expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.  Factors that may cause the actual results to differ materially from the expected results include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations; and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Additional information concerning risks and uncertainties that could cause differences between actual results and forward-looking statements is contained in Delta’s Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended June 30, 2008. Caution should be taken not to place undue reliance on Delta’s forward-looking statements, which represent Delta’s views only as of September 18, 2008, and which Delta has no current intention to update.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (No. 333-151060), as amended, that includes a joint proxy statement of Delta and Northwest, dated August 8, 2008, and that also constitutes a prospectus of Delta.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus.  You can find additional information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders. You can find additional information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form 10-K filed with the SEC on April 29, 2008. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

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CORPORATE PARTICIPANTS

Ed Bastian
Delta Air Lines, Inc. - President, CFO

CONFERENCE CALL PARTICIPANTS

Ray Neidl
Calyon Securities - Analyst

PRESENTATION

Ray Neidl - Calyon Securities - Analyst

Good morning everybody, my name's Ray Neidl. For those of you who don't know me I'm the airline analyst here at Calyon. This is our fourth annual U.S. Airline Conference. We had our Latin and Regional Airline Conference here in June. And in November we'll be doing an Aircraft Leasing Conference. It will be November 18th for those of you that are interested.

We've got a fantastic line up today. And we've got what's my number one choice right now for airlines, Delta Air Lines, Ed Bastian, the President and CFO. I think he's going to give up one of those titles eventually, but, he's running all sides of the department. And they've got a very tight relationship, as you know, with Air France where they're building a great Atlantic, North Atlantic operation and they're in the process now of merging with Northwest who will speak later.

So with that, we're on a tight schedule today. Each company will be presenting only for a half hour, then will be doing some one-on-one meetings but, with that let me kick it off, Ed.

Ed Bastian - Delta Air Lines, Inc. - President, CFO

Thanks Ray and good morning everybody. Appreciate your coming to hear an airline story especially during this week of tumultuous change within the industry. Certainly something that the airline industry knows well, in terms of how to manage change.

Who would have thought that you'd actually be coming to an airline and hearing actually a good news story as compared to some of what's going on out in the street these days. But we feel very good about where we're going certainly with respect to Delta Air Lines. And we'll talk a lot about that over the course of this meeting.

Before I get started I want to introduce our team, who we have with me this morning. Mr. Glen Hauenstein, Glen is Executive Vice President of our Network and Revenue Management, doing a fabulous job leading the revenue resurgence of Delta Air Lines. We have Mr. Hank Halter, who's our Senior Vice President and Controller, we have Miss Cathy Cloud our General Manager in our Investor Relations Group. We have Miss Shannon Mutschler also a General Manager in our Investor Relations Group.

As you know this is a public call and I need to provide the Safe Harbor disclosure. We will be making forward-looking statements as well as including certain non-GAAP information. And if you need any help with respect to reconciling that to the GAAP statements you can find that reconciliation on our website at www.delta.com.

There are three key messages I want to leave with you this morning as we talk about Delta Air Lines. And hopefully you'll see at the end of the presentation why we are as excited about the future and our potential as a result of these statements.

First of all we are running a very good airline at Delta. We've had very strong operating performance. In fact, industry leading with respect to the second quarter on the financial side as well as on the operation side of the business. We're driving a revenue premium within the industry, 10% top line growth on a year-over-year basis and it is performance that is continuing to separate us from the pack.

If you've been following us over the last couple of years you know we've been making up a huge amount of ground within the airline industry context and this performance that we've had this year is finally pulling us away from the pack. And I'll show you why we're doing that and how we're doing that and where we project it going in the future.

Secondly, we have taken quick and decisive action to preserve and solidify our cash position and our liquidity position. We were the first carrier, in fact Ray I think it was at your conference last year, where we announced that we we're seeing some softness in the domestic economy and as a result of that we we're going to be implementing a fairly significant domestic capacity pull down.

Leading the industry with that, in fact we've been leading the industry with those pull downs and getting the cost out, getting the capacity out. And it shows in our performance. But in addition to that we've also made various moves to solidify our liquidity position and we have opportunities going forward to further enhance our liquidity posture.

And finally, not only are we delivering on current performance but very importantly we are building for our future with our game changing merger with Northwest Air Lines. It will create the world's most powerful airline. There's no doubt in our minds about that.

We're going to have close to $2 billion of expected synergies by 2012, and we are taking full advantage of the regulatory window that we're in with respect to the review process to put in place very detailed plans, implementation plans, to de-risk the merger. And I'll talk a little bit about that over the course of the presentation.

Turning to our second quarter results, despite a $1 billion increase in higher fuel input costs, Delta was the only profitable network carrier in the second quarter owing to two core reasons. First of all, strong top line growth. We've had operating revenue growth of 10% in the second quarter. Not just on the passenger revenue front where we are outperforming the industry now for the first time this year. We've been consistently delivering a unit revenue premium to the industry at 102% of unit revenues.

But also importantly, in the ancillary businesses, our technical operations MRO, our SkyMiles program, our cargo performance, our fee-based revenues. Those revenue streams for Delta are a $3 billion annualized run rate that we're running at today. It's growing at a 25% clip on a year-over-year basis. And those ancillary businesses drive a tremendous amount of value directly to the bottom line.

But we're coupling that revenue growth with a cost capacity discipline that you've known from us. We've led the industry with respect to an aggressive stance on domestic capacity rationalization. We have maintained best in class unit cost within the network footprint. And we have a very strong fuel hedge program. In fact, for the second quarter we generated over $300 million of fuel hedge gains helping to drive that result.

However one of the things that makes the comps a little difficult to follow is that the volatility of fuel prices within the second quarter caused a fairly significant disarray with respect to carrier performance. So what we've done here is normalize, put everybody at the same fuel price.

As you know certain carriers did -- made more aggressive steps than others in respect to fuel hedging, Delta, in fact, was one of the more aggressive carriers with respect to hedging fuel. But this chart here gives all carriers the benefit of Delta's fuel hedge and puts all carriers at the same fuel price. And what you'll see, Delta, of the ten carriers, all ten carriers in the industry, Delta is the leading position with respect to profits in the second quarter. And interestingly, who is number two is Northwest Air Lines.

So when you look at combining those two airlines, combining the synergies that are yet to come from the combination of these two airlines is why we believe we stand alone within the industry in terms of our performance for the future. It really tells you who's running a good operation when you cut out the fuel price volatility and look at who's performing on revenue, who's performing on cost. Very important slide that you should be mindful of.

It can't be overstated the impact that fuel price volatility has had within our business as well as within our industry. But it also can't be overstated the potential relief that the recent moderation of fuel prices is also going to have on a go forward basis within our industry. On a Delta standalone basis, every dollar of oil movement equates to $80 million. And in the new world, the new Delta with Northwest combined, every dollar will be a $135 million a year.

So when you think about oil prices going from near $150 a barrel down to a $100 a barrel where they are this morning and you think about the billions of dollars of opportunity that provides the new Delta Air Lines, as well as the industry, but certainly the new Delta Air Lines there's tremendous amount of leverage. And certainly when we look at our profit picture going forward into 2009 certainly changes our view with respect to profitability.

However, despite this year's fuel price hit, we have done a good job with managing liquidity and holding onto our cash position. Based on current fuel prices we expect to take a net $2.6 billion hit with respect to year-over-year increase with respect to fuel price. A $2.6 billion hit. Yet you can see operating cash flow, absent just the change from '07 to '08 in fuel price, of being $3 billion. So we are generating net positive operating cash flow even in this unprecedented time of fuel price increase, very, very important for you to take note of that.

The other thing on the slide I think is also important to note is that we are not re-leveraging our balance sheet to deal with the fuel crisis. Yes we have issued some incremental debt, but, our net debt is only up $200 million on a year-on-year basis. So we haven't taken the $2.6 billion hit and transferred it to the balance sheet to be a problem in the future. We have managed through that in the current liquidity position. And we expect to end the end of this year in a very strong cash position of $3.1 billion.

Liquidity has been a top priority for us over the course of the last year and we've made considerable progress in a number of fronts just in the last couple of months. We've entered into a new credit card processing agreement with our Visa/MasterCard provider which is extended through 2011 and provides for no hold back.

And there is no hold back on our Visa/MasterCard. And the only triggers in there are very, very manageable cash triggers that we feel very comfortable on a Delta standalone as well as in the new Delta. That agreement was written in mind of the new Delta. So we feel good about our cash hold back position, our liquidity position with respect to our credit card processors.

All financing commitments, both the Delta and Northwest are firmed up. And so any aircraft that we have on firm order through 2010 has guaranteed financing sitting behind it. We've recently, working with Northwest, have amended their credit facility which addressed an incompatibility you've heard me talk about in the past, the need to align our two credit agreements before we're able to close the merger.

It's done, we accomplished that last week. And both agreements are in place now such that they will survive the merger and that's not going to be an issue with respect to our ability to close in terms of bringing two credit agreements in place.

In addition to that, we've also re-run and continue to monitor very closely the Delta covenants with respect to the Delta credit facility. And we are very comfortable with our two key covenant triggers, one being cash and the second being our fixed charge ratio. Very comfortable with both as Delta as well as the new Delta going forward on a merge Co. basis.

And we're looking for additional cash raising opportunities in the future. We continue to seek that. As you may be aware, we have two different affinity cards for example. Delta has American Express as its affinity card provider. Northwest has U.S. Bank. Those agreements expire shortly within the two years following the merger consummation. That will be an opportunity for us, not just to raise incremental liquidity post-merger, but also get the benefit of having the world's most powerful frequent flyer currency in the hands of the right affinity card provider, substantial liquidity opportunity for us going forward.

And in addition to that, Northwest has also received a term sheet with respect to incremental liquidity. They've been able to raise a $500 million revolving credit facility against their unencumbered assets that will survive and go into place -- continue with the new carrier on a going forward basis. So if you look at the combined Delta/Northwest liquidity position of roughly $6 billion that we anticipate at the end of the year, we've just added another $500 million to it over the course of the last few weeks.

With respect to fuel, our fuel hedging portfolio is shown as -- on this slide. You can see for the very short term we're not going to be able to take advantage of this recent drop in prices over the next couple of months. But, certainly, going forward particularly into 2009, we have tremendous amount of upside opportunity with respect to the recent decline in fuel.

Wish to update our September quarter guidance at this point. This is new. This is the first time and this is something we're going to continue to give -- and guidance going forward in respect of revenue guidance. We're looking at our unit revenue guidance, our passenger RASM to be up between 9% and 10% in the third quarter. I think that compares quite favorably with any of the carriers that have announced forward-looking revenue guidance for the third quarter.

We realize the sensitivity in the marketplace with respect to airline demand and some softness in the economy on a general basis. And this is something that we're going to continue to give guidance on with respect to how demand looks, how revenue trends look.

I can also tell you with respect to that 9% to 10% for the quarter it was accelerating over the course of the quarter. So, September will clearly be in the double digit territory for Delta on this, on a consolidated basis.

Looking into the fourth quarter we anticipate unit revenues to be up on a double digit -- low double digit basis for the quarter as well. Non passenger revenue that includes our ancillary revenue businesses, our maintenance and repair operation, our cargo operation, et cetera is going to be roughly $750 million in the third quarter. Up 25% on a year-over-year run rate.

Fuel prices, we're expecting $3.51 a gallon to be our third quarter fuel price. We will have roughly -- and embedded in there is roughly a $200 million gain, a benefit with respect to fuel hedging. We will -- do not anticipate any large mark-to-market write-downs with respect to our fuel hedge portfolio in the quarter. I know United announced a large mark-to-market hit in their third quarter. We will not have that at Delta Air Lines.

With respect to non-fuel CASM it's up slightly 1% to 3% in the third quarter. That's about two points higher than we would like it to be. A couple of things driving that. One, as we've taken capacity and moved it around, it's taken us a little longer time to get all the cost out. Our commitment to you is to get our non-fuel unit cost flat by the end of the year relative to capacity. We'll do that in the fourth quarter. We're having a slight delay in the third quarter.

And secondly we have some onetime good guys in the third quarter a year ago and the cost went roughly $50 million that we're lapping. So, once you get that behind us we think we'll be flat going forward with respect to non-fuel unit cost. And our system capacity, overall system capacity is down 1%. But domestic capacity for the third quarter is down a full 12%, international is up 15%.

That international capacity, though, is unique. And it's going to different destinations. It's going to Africa. It's going to the Middle East. It's going to Latin America. All areas that are absolutely on fire and moving at dramatically higher growth rates than anything we've been seeing, say, in some of the classic international destinations that we fly into Europe.

With respect to the overall quarter, we expect it to be roughly a breakeven trending to a modest loss, for the third quarter. Which when you think about the fact that we were encountering up to $150 fuel prices for the third quarter, to be able to cover that and get to a position of breakeven to a modest loss I think is quite an accomplishment for the Delta team.

Fourth quarter capacity, we're looking at our domestic airline capacity consolidated and domestic to be down 14%, and our international in the fourth quarter to be up 15% with an overall system number of a down about 4% in the fourth quarter.

Now turning quickly to the Northwest merger in terms of how we're doing. We are in an extended regulatory window. And that process is going very well. We expect to close the Northwest transaction prior to the end of this year. However, we're using the time to build a very detailed integration plan to make certain that we de-risk the merger. And de-risk the exposure with respect to the integration of these two very, very large carriers.

First off in an unprecedented step, we have entered into a four year agreement with the pilots of both sides. The Delta pilots and Northwest pilots have ratified a four year pilot agreement which would not only provide us stability in the pilot workforce through 2012, but also importantly, we'll deliver an integrated seniority list prior to the end of this year. So we will enter the merger with all pilot issues, integrated seniority lists, behind us.

Never been done, never been done in the history of the airline space. And all you need to do is look around at a few other carriers and the challenges they're having with respect to integration. How that's impacting their operations and the results, you can see the power that that will provide us.

Secondly, we've already received approval from the EU that the merger can proceed. And we're continuing to work closely with the DOJ on their analysis. We expect to hear from them in the not too distant future. We have entered into a timing agreement with Justice and we expect -- and we have to hit all milestones that were agreed upon. And we do expect not only to get their analysis back but also their findings here very shortly.

With respect to stockholder meetings, those are set for September 25th both at Delta as well as at Northwest with respect to approving the deal. If any of you haven't voted yet, I'd encourage you to vote, vote often, vote early. And the integration planning teams are working very, very diligently across the two carriers. We have roughly 25 teams that are working in concert.

As I mentioned, the credit facility is already done with respect to aligning so there's no issues with respect to credit. There's no issues with respect to any financial negotiations that need to occur in order to align the close. New officer leadership team of both carriers have been named. Both carriers today have in total about 85 officers combined between the two units.

We've named the new 65 officers, a reduction of about 25%, who will take this new airline going forward. Those people are named. They're in place. They're building their detail plans and building their teams as we speak. So we're not waiting for this merger to occur. We're already moving with great speed.

We've announced our core IT systems and our platform in terms of how it's going to be, integrating the best of some of the applications at Northwest into the Delta suite of systems. We expect the technology integration to take roughly about 18 months before we can fully integrate the technology. But the key thing is we're moving now. We're absolutely investing in those systems and building those systems now. We're not waiting to start this process.

And last and very importantly, we've already submitted our plan to the FAA to apply for a single operating certificate between the two carriers. As you know, you can't run an integrated operation until you get the single operating certificate affirmed by the FAA. Plan's already been submitted to the FAA.

We expect to hear back from them in the course of the next couple of days with respect to their approval of that plan. And that process should also take roughly 15 to 18 months. So that by the end of '09 is our target date to have the single operating certificate between the two carriers in place. We're moving with great speed.

This is an eye chart. I won't try to walk you through all these boxes. But you can see we're targeting the close before the end of the year. We're looking at the integration of the two carriers to be roughly an 18 to 24 month process.

Three key gating items that will drive a lot of the progress, I've already mentioned first technology. We think the Res cutover and moving to a single website and a single technology platform will take place roughly around the first quarter of 2010. We're expecting, secondly, to get that single operating certificate by the end of '09.

And thirdly and very importantly, we need to resolve labor representation. While we've reached agreement with the pilot unions on both sides, as you also know, Northwest is heavily unionized, Delta is heavily non-unionized. We need to resolve the representation questions regarding our labor groups in '09. We expect that process to take about a year.

So when you put it all together, and believe me there are tremendous detailed plans that sit underneath each of these boxes, that teams are doing a great job on, but when you put it all together, you should expect to see the new Delta fully integrated, full-up fashion, sometime mid-part of 2010.

And that is consistent with this next chart which shows how the synergy's phase in. The green chart at the bottom of the slide represents how the revenue synergies phase in and the red chart is how the cost synergies phase in. And you can see on the front end of this is this heavily weighted towards revenue synergies on the front end for several reasons.

First of all we have the ability, now that we've done the agreement with our pilots, to implement full code share on both carriers from day one of the merger. Today, Delta only -- the Delta code is only carried on roughly 25% or so of the Northwest flights. We'll go to 100% on day one, tremendous revenue benefit, being able to sell in the market place a single code and a single system.

Secondly, we'll be able to move the fleet around literally from day one in terms of optimizing the wide bodies, optimizing our international locations, making sure we get the right size capacity in the right size market. So those revenue streams will kick off on day one. And you can see the revenue growth kicking in.

The cost synergies are largely tied to integrating the two carriers. So getting that single operating certificate, getting on the same technology platform, getting the representation issues resolved with our labor groups are more in the back end of the process. You can see those cost synergies start to ramp in into 2011. But full expectation, we'll have the full-up $2 billion in place by 2012.

On to cash integration cost, we continue to believe the integration cost on a cash basis of the two carriers will be $600 million or less. And you can't see in the box on the bottom maybe, but importantly, this transaction and these estimates will be accretive to the shareholders in year one including the one time cost of integration, so all in accretive for our Delta shareholders in the first year.

So wrapping up, hopefully you can see the excitement that we have around the new Delta. Very, very strong operating performance, we're running a great airline, separating ourselves from the pack that we continue to see going forward, driven by strong top line growth and domestic capacity discipline and the best in class cost structure within the network carriers.

We're doing, I think, a very good job on our liquidity position. Expect at the end of the year, north of $3 billion in cash, on a combined basis with Northwest, $6 billion in cash. And we have opportunities post-merger to continue to grow the cash position of these two carriers.

And third, the Northwest merger is an absolute game changer. There's no question in our mind that not only are we creating the world's largest airline, we're also going to be creating the world's best airline, the best assets, the best employees and clearly the best opportunities to move forward. So with that, Ray, I'll conclude my remarks. Thank you for your attention and your interest in Delta. I'll be open to any questions that you might have.

QUESTION AND ANSWER

Ray Neidl - Calyon Securities - Analyst

We have time for a couple of questions (inaudible - microphone inaccessible)

Unidentified Audience Member

On your hedging program, can you discuss any counterparty risks you might have?

 Ed Bastian - Delta Air Lines, Inc. - President, CFO

Obviously this has taken on a whole new meaning this week with respect to counterparty risk. The good news is, no, we have no significant issues with respect to counterparty risk. We did have certain of our hedges with Lehman that we've been in the market this week that we have issued the default notice on, because of the bankruptcy filing with Lehman, and we've already replaced.

We don't anticipate any exposure. We've been able to go into the market and replace them largely because of the sizeable rundown in fuel at current levels. So no, there's no considerable risk on the fuel hedge program. We've also obviously catalogued any exposure we have to AIG -- AIG is, through IOCs and other avenues, insurance and life, obviously a big provider to the airlines. We're very comfortable with our exposure at AIG as well.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Ed Bastian - Delta Air Lines, Inc. - President, CFO

Excuse me.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Ed Bastian - Delta Air Lines, Inc. - President, CFO

There will be no net impact with respect -- I showed you on the slide here what we anticipate our average cap on fuel hedges going forward. That includes our -- the fact that Lehman has already filed for bankruptcy. We do not anticipate there to be a degradation with respect to our position as a result of the Lehman filing.

Unidentified Audience Member

How does your wholly-owned feeders, like Comair and Compass in Northwest, how do they fit into your plans in the merger?

Ed Bastian - Delta Air Lines, Inc. - President, CFO

That's going to be a very interesting opportunity for us. Going forward we're going to have roughly 40% of the regional depth in the industry flying under the Delta code. And when you talk about a lot of the future opportunities of the new airline that truly we haven't really even scratched the surface on when you start to put them together in a basket whether it's to build scale.

To build some opportunity, whether to go to market with them or to look at the opportunity to create the world's not only largest airline but potentially the world's largest regional airline. Although a lot of synergies that are true at the big airline are also true at the regional.

So we've not embedded a tremendous amount of value in that because there's a lot of work to be done. I think the first question that we're asking ourselves and resolving is just what is the right size for the regional space. We have moved fairly dramatically with respect to reduction of small shell aircraft.

I think on a year-over-year basis we're going to be down roughly a 100 regional jets in Delta from where we started the year to where we're anticipating ending the year. And as we now bring Northwest into the fold and building an integrated schedule looking at what the right size capacity is.

So my sense is you'll hear a lot from us over the course of the next six months as we get a good calibration on what the right size of that regional airline is. That said separately, with respect to scale, synergies, cost benefits, revenue values, to me there's tremendous value in building the largest regional operation not just the world's largest airline.

Unidentified Participant

I guess given the success in the international markets that both Delta and the other carriers have seen I think there's been some concern about whether that's going to remain quite as strong going forward. And obviously your capacity growth has been a little bit different than the other carriers. But I was wondering if you could give us a sense for the RASM growth? How that breaks down domestically versus internationally?

Ed Bastian - Delta Air Lines, Inc. - President, CFO

Sure.

Unidentified Participant

And how you would anticipate that performance to be going forward?

Ed Bastian - Delta Air Lines, Inc. - President, CFO

We are looking at a solid double digit growth rate unit revenue for international this quarter, third quarter, year-over-year. So we are not seeing a tremendous amount of softening or weakness with respect to the international.

I think the key part of that is there are two things. One, we're going to unique destinations. We're going into Africa, we're going into the Middle East. We are the leading carrier now to the Middle East amongst the U.S. carriers. We're the leading carrier, in fact, the only major carrier flying into Africa. We're going to economies that are growing at a much higher clip. We're moving our Mumbai flight from New York down to Atlanta. And then we'll do fabulously with respect to that move. That's starting in November.

Heathrow, I know Heathrow is a bit of bloodbath currently. It's a bloodbath if you were an incumbent. But if you've just entered into the market and you had been flying in Gatwick it's a huge benefit.

I'll tell you our Atlanta to Gatwick -- excuse me, our Atlanta/Heathrow flight is doing very, very well. So, on the international side we've made the right capacity that's putting the lift into the new and different destinations that's distinguishing us and differentiating us with respect to the competition.

And, secondly don't forget we're still building on investments we've made over the last couple of years. So we're realizing the fruits of that investment this year and in the future. So, when you think about how long it takes to spool up an international market, it generally takes two to three years to get it at full run rate. So we're getting the benefit of all the investment we've made over the last two years coming in this year alone. So, we're looking at a double digit year to revenue performance this quarter.

We expect that next quarter and the fourth quarter to see our domestic unit revenues growing at a solid double digit growth rate, largely driven obviously by our capacity rationalization. And on the international front I'd say we're going to be close to a double digit unit revenue growth rate for the international as well, despite the fact that we're at 15% growth.

The other thing about our unit revenue performance which Glen reminds me continuously is that's also with a 5% increase in stage length which obviously pulled down some of that -- some of the benefit you're getting. So, despite a 5% increase in stage length we're seeing double digit unit revenue growth. And we expect to see that in the foreseeable future.

Ray Neidl - Calyon Securities - Analyst

Thank you very much Ed.

Ed Bastian - Delta Air Lines, Inc. - President, CFO

Thank you everybody, I appreciate it.